Exhibit 99.2

IMPERIAL PETROLEUM INC. ANNOUNCES COMPLETION OF SPIN-OFF OF C3IS INC.

Athens, Greece, June 21, 2023 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, today announced that it has completed the spin-off of its previously wholly-owned subsidiary, C3is Inc., the holding company for two drybulk carriers, effective June 21, 2023.

Imperial Petroleum stockholders and warrantholders received one C3is common share for every eight shares of Imperial Petroleum’s common stock (“Imperial Petroleum common stock”) owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023 (the “Record Date”). To the extent the distribution would have resulted in any shareholder owning a fractional C3is common share, such fractional shares will be aggregated by the distribution agent into whole shares, sold in the open market at prevailing rates and the net cash proceeds from the sales distributed pro rata to each holder who would otherwise have been entitled to receive fractional C3is common shares in the distribution.

Imperial Petroleum will retain an interest in C3is Inc. through its ownership of Series A Convertible Preferred Stock of C3is Inc., which was not distributed by Imperial Petroleum in the spin-off.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and become effective. A prospectus may be obtained from the Company.

About Imperial Petroleum Inc.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of ten vessels; five M.R. product tankers, one Aframax oil tanker, two Suezmax tankers and two Handysize dry bulk carriers with a total capacity of 744,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the expected benefits and costs of the spin-off transaction, the risks discussed in our filings with the U.S. Securities and Exchange Commission and the following: impact of any resurgence of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

info@imperialpetro.com